                                                                 SEC FILE NUMBER
                                                                          0-3319

                                                                    CUSIP NUMBER
                                                                     245073 10 1

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                                                   Commission File Number 0-3319

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K      [ ] Form 20-F    [ ] Form 11-K    [ ] Form 10-QR
              [ ] Form N-SA      [ ] Form N-CSR

For Period Ended:                     AUGUST 2, 2003
                 ---------------------------------------------------------------

[ ]   Transition Report on Form 10-K       [ ]   Transition  Report on Form 10-Q
[ ]   Transition Report on Form 20-F       [ ]   Transition Report on Form N-SAR
[ ]   Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

    READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant DEL GLOBAL TECHNOLOGIES CORP.
                       ---------------------------------------------------------

Former name if applicable
                         -------------------------------------------------------

                                ONE COMMERCE PARK
--------------------------------------------------------------------------------
           Address of principal executive office (Street and number)

City, state and zip code                  VALHALLA, NY 10595
                        --------------------------------------------------------

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

     (a) The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report,  semi-annual  report,  transition  report on
     Form 10-K,  Form  20-F,  Form 11-K,  Form N-SAR or Form  N-CSR,  or portion
[X]  thereof,    will   be   filed  on or  before  the  fifteenth  calendar  day
     following  the  prescribed  due date;  or the subject  quarterly  report or transition  report on Form 10-Q,  or portion  thereof,  will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's  statement or other exhibit required by Rule 12b-25(c)
     has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable  detail why Forms 10-K, 20-F, 11-K, 10-Q,  N-SAR,
N-CSR, or the transition  report or portion  thereof,  could not be filed within the prescribed time period.

     The  Registrant  was unable to file the Form 10-K for the fiscal year ended
August 2, 2003 (the "Report") without  unreasonable effort or expense due to the related delays in gathering information for inclusion in the Report.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification

           THOMAS V. GILBOY                (914)                  686-3600
--------------------------------------------------------------------------------
               (Name)                   (Area Code)           (Telephone number)

     (2) Have all other periodic  reports  required under Section 13 or 15(d) of the Securities  Exchange Act of 1934 or Section 30 of the Investment Company Act
of 1940  during the  preceding  12 months or for such  shorter  period  that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant  change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

     If so: attach an explanation of the anticipated  change,  both  narratively and  quantitatively,  and, if  appropriate,  state the reasons why a  reasonable estimate of the results cannot be made.

     Operating loss is expected to be $5.9 million for fiscal year 2003 compared to $14.0  million in fiscal year 2002.  The fiscal year 2002  results  reflect a
$7.2 million charge related to the Company's class action settlement.  Provision for income  taxes for fiscal year 2003 is expected to reflect the  establishment of a total of $7.9 million of deferred tax valuation allowances against deferred tax assets  created prior to fiscal year 2002.  Net loss for fiscal year 2003 is expected to be $15.0 million or $1.45 per share  compared to a net loss of $12.0 million or $1.38 per share in fiscal year 2002.

                          DEL GLOBAL TECHNOLOGIES CORP.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date   November 3, 2003                     By  /s/   Thomas V. Gilboy
       ----------------                        ---------------------------------
                                               Name:     Thomas V. Gilboy
                                               Title:    Chief Financial Officer

          INSTRUCTION.  The form may be signed by an  executive  officer  of the registrant  or by any other duly  authorized  representative.  The name and title of the person signing the form shall be typed or printed  beneath the signature.  If the  statement is signed on behalf of the  registrant  by an authorized  representative  (other than an executive officer),  evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional  misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).